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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October, 2001

                                Soft Care EC Inc.

                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated October 17, 2001

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SoftCare EC Inc.
                                        (Registrant)

Date :   17 October 2001                By: "Martyn Armstrong"
                                            ------------------
                                             President & CEO



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                                                       SHARES ISSUED: 17,128,617
                                                       FULLY DILUTED: 19,116,728
                                                                SYMBOL: SCE-CDNX
                                                                        NR-01-07

ECo-----------------------------------------------------------------------------
softcare

                SOFTCARE ANNOUNCES NAME CHANGE AND STOCK OPTIONS

NORTH VANCOUVER, BRITISH COLUMBIA, OCT. 17, 2000 - SoftCare EC Inc. (CDNX:SCE), www.softcare.com is pleased to announce that further to shareholder approval granted at the annual general meeting of the Company, upon receipt of final regulatory approval the Company will change its name from the present name to Softcare EC Inc. This change is in furtherance of brand identification initiatives undertaken earlier this year. It is anticipated that this change will take place within the next two weeks. Further, as a result of shareholder approval granted at the Annual General Meeting on October 5, 2001, substantially all stock options issued from the company's stock option plan have had the exercise price reduced from the original price to $0.40 per share. Regulatory approval options granted to directors and officers from the company stock option plan was received on October 12, 2001. These options entitle optionees to purchase an aggregate of 500,000 shares at $0.10 per share until October 5, 2006. These options were issued in part in conjunction with Michael Sherry joining the board of the company at the Annual General Meeting held October 5, 2001

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.

SoftCare's Management is committed to reaching profitability at the same time increasing equity shareholder .

On behalf of the Board of Directors,

/S/ Martyn A. Armstrong
----------------------------
Martyn A. Armstrong
President and CEO

FOR MORE INFORMATION CONTACT:

Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
--------------------

Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare EC Inc. as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare EC Inc.'s business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on Dec. 22, 2000, and in the other reports filed by it from time to time with the SEC and on SEDAR.

                          e-business for all business
           SoftCare EC Inc. 107-980 West 1st Street, North Vancouver,
                        British Columbia, Canada V7P 3N4
      Toll Free: 1-888-763-8227 Phone: 1-604-983-8083 Fax: 1-604-983-8056
                   e-mail: info@softcare.com www.softcare.com